Rule 12g3-2(b) File No. 82/5168

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

29 October 2003

Orange S.A
<u>Rule 12g3-2(b) File No. 82/5168</u>

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

Enclosures: - Press release dated 29 October 2003, "Orange accelerates top line growth in third quarter 2003"
- Press release dated 29 October 2003, "New phase of the Orange experience to answer individual customer needs and deliver continued business growth"

dlw 11/12

03 NOV 12 AM 7:21

29 October 2003

ORANGE ACCELERATES TOP LINE GROWTH IN THIRD QUARTER 2003

After nine months of significant improvement, Orange has delivered an excellent third quarter performance with accelerating top line growth. Orange third quarter customer and revenue numbers exceed market expectations, showing strong customer and revenue growth across all its businesses, as the strategy announced in June by the new management team continues to gain momentum and deliver results.

Key Highlights

- Strong growth acceleration quarter-on-quarter for revenues and customer base
  - Q3 2003 Orange Group revenues up 8.1% to €4.7 billion on Q2 2003, due to strong ARPU, and;
  - Customer base increases of 2.9% to 46.9m, with 1.325m net additional subscribers in Q3 2003 (249k in France; 113k in UK and 963k in Rest of World)

- Year on year, total revenues up 6.3% to €13.3 billion from €12.5 billion (Pro forma basis underlying revenue growth was 9.8%) and total group customer base increases 8.6% to 46.9 million

- Orange France's total revenues up 5.7%. Orange UK's total revenues up 7.9% on a pro forma basis. Rest of World ("ROW") operations revenues climb 21.1% to €3.2 billion representing 24% of total Group revenues. On a quarter to quarter basis, Orange France revenues grew 9.8%, Orange UK revenues grew 3.8%, and revenues for Rest of World were up 10.7%.

- ROW customer base exceeds the UK for the first time reaching just under 14 million customers. ROW account for 82% of group customer growth in first nine months

- Strong growth in non-voice services across all European markets. Non-voice revenues accelerate by 25.5% to €1.51 billion, representing more than 12% of network revenues. Non-SMS revenues represented 22.8% of non-voice revenues.

- Excellent operating metrics demonstrate quality growth:
  - Voice usage is increasing in France and the UK
  - Improvement in contract/prepay mix of customers across the Orange Group: contract customers account for 33% of base in the UK, and 57% in France
  - Confirmation of positive ARPU trends in key markets: sustained annual rolling ARPU growth in the UK with a 5.9% increase to £270 and a second consecutive quarterly increase in France to €377

- Very confident to achieve financial targets for FY 2003

All comparisons throughout this press release are with reported numbers for the three-quarters ended 30 September 2002 – unless otherwise stated.

Commenting on these third quarter figures to 30 September 2003, Sol Trujillo, Chief Executive Officer of Orange SA, said:

"I am delighted by the continued improvement in performance through the third quarter and by the figures that we are announcing today. Net additions of 1.3 million customers and an 8.1% hike in revenues in the third quarter highlight that Orange is beginning to accelerate growth, as I believed it could when I became CEO earlier in the year. We are on track or ahead of everything we committed to in our June strategy presentation. We have the right team and these results provide the evidence with the whole group motoring. In particular, I am pleased that we have demonstrated over the past seven months that with careful management of costs and appropriate investment, excellent growth can be achieved throughout the Group. And this is just the beginning.

"A strong performance in France is key to Orange. Revenue growth of almost 10% and customer growth near to doubling in Q3 2003 versus Q2 2003 is excellent. Orange UK's performance has been strong too, recording a 7.9% pro forma revenue growth and increasing customer numbers despite operating in a fiercely competitive marketplace.

"The real value and importance of our international portfolio also shines through in today's figures, with strong customer growth bringing its base to just under 14 million, overtaking the UK for the first time, and providing Orange with 82% of its customer growth in the last nine months. All Group-controlled businesses have continued to achieve the financial targets that we set for them in June. We believe our international footprint holds a huge potential for Orange."

Strategy and the next phase of the Orange Experience

On 24 June 2003, Orange SA announced its new Group strategy and today's strong financial figures demonstrate the traction that is being gained by Orange's unique strategy, namely of building financial growth through:

- Focus on customer intimacy through needs-based market segmentation to drive usage
- Delivery of a unique end-to-end customer experience
- Developing its intelligent network
- Developing key industry alliances
- Leveraging group assets
- Implementing a new group structure to fully utilise the power of the Orange group

In a separate announcement today, Orange is launching a series of initiatives in the UK and France next week and across other countries in Q1 2004, intended to make it easy to access new compelling, personalised Orange services and increase adoption. This next phase of the Orange Experience will continue to differentiate Orange and drive real business growth.

New Performance Metrics

With Orange's strategy focused on delivering a unique customer experience and driving financial growth, performance can no longer be measured simply by the numbers of subscribers and devices sold, but should also be measured by non-voice usage and adoption rates. Orange is today announcing a number of new key performance metrics by which it intends to manage its business and judge its performance. These are:

- average revenue per customer for non-voice;
- rates of uptake and usage of services, and;
- rates of uptake and usage of personalisation.

FY 2003 guidance and new Capex guidance

With today's strong reported performance, Orange remains very confident that it can achieve its FY 2003 financial targets of:

- Revenue growth of at least 5% on reported 2002 figures
- Operating income before depreciation and amortisation of at least €6.3 billion

In addition, Orange is reducing its capital expenditure forecasts for FY2003 to between €2.1-2.2 billion (vs. €2.4 billion previously) due to deferred spend and further price reductions from suppliers.

Orange's cumulative capex and operating free cash flow guidance for FY2003 - FY2005 remain unchanged at €7-8 billion and at least €14 billion, respectively.

Commenting on these third quarter figures to 30 September 2003, Chief Financial Officer, Wilfried Verstraete added:

"Our results demonstrate that the strategy we announced in June is starting to bear fruit. I am particularly pleased with our Q3 2003 results: all our top line growth metrics are showing solid trends and the growth acceleration in the last quarter of 2003 is supportive of our view for the rest of the year and for 2004.

"Orange is achieving excellent results with annual rolling ARPU growth in the UK of 5.9% to £270 and a second consecutive quarterly increase in France to €377. At the same time, overall usage has been increasing in our key markets for six consecutive quarters. Those trends on ARPU and usage, coupled with excellent customer growth across our footprint, are the foundations for Orange future financial performance.

"We believe that in mature markets that are evolving towards new models of growth there needs to be some new operating metrics of performance that complement traditional metrics such as

ARPU and customer subscriptions. Today we have highlighted some of the measures we intend to adopt in the management and judgement of our business. We believe they will become yardsticks for the wider industry in general."

Sol Trujillo concluded:

"Today's great results speak for themselves – we've had two strong quarters and the whole group is firing on all cylinders. We are laying the foundations for accelerating growth, and the announcement of the next phase of the Orange Experience is one more step on our growth path.

We believe passionately that what our customers want is real ease of use and functionality that is appropriate to them individually, rather than 'one size fits all'. Our dedication to customer intimacy and a consistent global strategy, delivered locally, will be the real drivers for the business going forward."

"The future's bright, the future's Orange"

Group operating and selected financial data for the nine months ended 30 September 2003[(1)(2)]

1. Revenues

a) Total Revenues

Orange Group total revenues were €13,329 million for the nine months ended 30 September 2003, a 6.3% increase over the same period last year (reported revenues of €12,543 million). On a pro forma basis underlying revenue growth was 9.8%.

Orange Group Q3 2003 revenues were up 8.1% to €4.7 billion on Q2 2003, compared to a revenue growth of 2.5% during the second quarter of 2003 vs. Q1 2003, highlighting that revenue growth has accelerated.

Orange France[(3)] total revenues grew 5.7% for the nine months ended 30 September 2003, to €5,938 million while **Orange UK** total revenues (in Euros) decreased by 2.0% due to the degradation of the Euro/£ exchange rate. On a pro forma basis **Orange UK** revenues were up 7.9%. Total revenues for **Rest of World**[(4)] were €3,195 million, up 21.1% (up 21.0% on a pro forma basis).

The Group top line is gaining momentum.
On a quarter to quarter basis, **Orange France** reported total revenues grew 9.8% compared to a reported total revenues growth of 4.2% in Q2 2003 vs. Q1 2003. In Q3 2003, **Orange UK** reported total revenues grew 3.8% compared to a slight decrease in reported revenues in Q2 2003 relative to Q1 2003, and reported total revenues for **Rest of World** were up 10.7% versus Q2 2003 against an increase of 3.9% in Q2 2003 relative to Q1 2003.

b) Recurring Network Revenues

Orange Group recurring network revenues increased 6.3%. On a pro forma basis recurring network revenues grew 9.7%.

Orange Group Q3 2003 network revenues were up 6.4% to €4.3 billion on Q2 2003, versus a network revenue growth of 2.2% during Q2 2003 versus Q1 2003.

Orange France recurring network revenues grew 4.9% to €5,465 million; **Orange UK** recurring network revenues[(5)] (in Euros) were €3,925 million and up 9.1% on a pro forma basis. Recurring network revenues for **Rest of World** were €2,892 million, up 22.2% (up 21.9% on a pro forma basis).

On a quarter to quarter basis, **Orange France** reported network revenues grew 7.0% compared to a reported network revenues growth of 3.0% in Q2 2003 vs Q1 2003. **Orange UK** reported network revenues grew 3.1% compared to steady reported network revenues over the second quarter of 2003 relative to Q1 2003, and reported network revenues for **Rest of World** were up 10.0% versus 4.5% during Q2 2003 relative to Q1 2003.

c) Non-voice revenues

Revenues from non-voice services grew 25.5% to €1,510 million, representing 12.4% of **Orange Group** recurring network revenues.

For **Orange UK**, 15.5% of recurring network revenues came from non-voice services, compared to 14.0% over the nine months ended 30 September 2002.

Orange France non-voice revenues(6) represented 11.2% of network revenues, up from 8.5% over the nine months ended 30 September 2002. Non-voice revenues accounted for more than 10% of recurring network revenues in Belgium, Switzerland, Denmark as well as in the Netherlands and are continuing to grow strongly.

2. Annual average Revenue Per User ("ARPU")(7) and Usage

Orange France overall annual rolling ARPU has enjoyed a second consecutive quarterly increase to reach €377 in Q3 2003 vs €380 in Q3 2002, in spite of the termination rate cut of 15% on 1 January 2003.
For the twelve months ended September 2003, **Orange France** contract ARPU was €549 (€566 at Q3 2002) and prepay ARPU was €158 (€166 at Q3 2002).
For the second consecutive quarter, ARPU has increased for **Orange France** to €377 from €376 in Q2 2003 and €375 in Q1 2003.

Orange UK overall annual rolling ARPU increased by 5.9% to £270. **Orange UK** overall annual rolling ARPU increased over the third quarter of 2003 despite a 15% cut on termination rates in July 2003.
Orange UK contract ARPU increased 3.8% to £572, while prepay ARPU increased 2.4% to £127. **Orange UK** ARPU has been increasing for the last 6 quarters.

For **Orange France** as well as **Orange UK**, ARPU on non-voice services has increased. As of the end of September 2003, non-voice ARPU accounts for 10.9% of **Orange**

France annual rolling ARPU and 15.6% of **Orange UK**'s, compared to 8.7% and 13.7% respectively at the end of September 2002.

Voice usage has been increasing as well, with six consecutive quarters of increase in average number of minutes used per customer for **Orange UK** and six consecutive quarters for **Orange France**.

3. Customers[(9)]

Orange Group increased its total controlled customer base by 3.7 million from Q3 2002 to 46.9 million at 30 September 2003, 8.6% above reported Q3 2002 closing base of 43.2 million. Rest of World accounted for 82% of the customer growth in the first nine months of this year.

On a quarterly basis, **Orange Group** added 1,325K customers in Q3 2003, versus 696K customers in Q2 2003 and 557k in Q1 2003, demonstrating accelerating growth.

Orange France added 401k net new customers in the three first quarters of 2003, taking its registered customer base to 19.6 million, of which 19.2 million (97.7%) are active under the "Autorité de Régulation des Télécommunications" ("ART") definition. **Orange France** registered 583k net new contract customers, and a reduction of 182k in the prepay base as inactivity levels increased.

Orange France has recorded net adds of 249K customers during Q3 2003, an accelerating performance to the 137K net adds recorded for Q2 2003. In the last three months, **Orange France** registered 303k net new contract customers, and a reduction of 54k in prepay customers.

Market penetration in France has gone up by 1.2% over the last quarter to 66.5%, indicating that the French market is catching up with other Western European markets. According to the ART (Autorité de Régulation des Télécommunications), **Orange France** had a market share of 48.9% at the end of September 2003. This implies a 33.2% share of net adds over the third quarter of 2003, compared to a 30.7% share of net adds in Q2 2003 and a 4.8% share of net adds in Q1 2003.

As a consequence, **Orange France** has improved its customer mix to 57% of the total base, from 55% at the end of Q3 2002, with 11.3 million registered contract customers at the end of September 2003.

Orange UK saw its customer base increase by 59k customers in the first three quarters of 2003, with an active customer base of 13.4 million at the end of September 2003. As with **Orange France**, focus on high quality customers was successful, with 109k new net additions on contract tariffs and a reduction of 50k on prepay.

Orange UK has recorded net adds of 113K customers during Q3 2003, an accelerating performance to the decrease of 55K customers recorded for Q2 2003. As with **Orange France**, the third quarter was the best this year for **Orange UK**, with 49K net new contract customers and 64K net new prepay customers.

The UK contract customer base ended the first nine months of the year at 4.3 million, representing 33% of the customer base (32% at the end of Q3 2002). The UK also had 9.0 million prepay customers.

Orange Rest of World operations reflect strong underlying customer growth(8). The combined Rest of World operations added 2.1 million net new customers in the nine months to end September 2003, an increase of 141% on a pro forma basis. Orange's customer base for the Rest of the World was 14.0 million at the end of September 2003.

Orange Rest of World has recorded net adds of 963K customers during Q3 2003, an accelerating performance to the 614K net adds recorded for Q2 2003.

For the first time, **Orange Rest of World** exceeds **Orange UK** in terms of number of customers.

For further information, please contact:

<u>Orange S.A.</u>

Investor Relations	+ 44 (0) 20 7984 1710
Media Centre	+ 44 (0) 20 7984 2000
Financial Dynamics, Giles Sanderson	+44 (0) 20 7831 3113

<u>France Telecom</u>
Press Office + 33 (0) 1 44 44 93 93

Selected information for the period ended 30 September 2003 and 2002

(millions of €)	*Quarter ended*		*Nine months ended 30 September*		
	30 September 2003	30 June 2003	2003	2002[(1)(2)]	2002[(1)]
				pro forma	Reported
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total revenues					
Orange France	2,132	1,942	5,938	5,616	5,616
Orange UK	1,477	1,423	4,329	4,011	4,419
Rest of World	1,152	1,041	3,195	2,641	2,638
Inter segment eliminations	(47)	(46)	(133)	(127)	(130)
Total	**4,714**	**4,360**	**13,329**	**12,141**	**12,543**
Network revenues					
Orange France	1,923	1,797	5,465	5,211	5,211
Orange UK	1,335	1,295	3,925	3,598	3,964
Rest of World	1,041	946	2,892	2,373	2,367
Inter segment eliminations	(37)	(31)	(94)	(74)	(75)
Total	**4,262**	**4,007**	**12,188**	**11,108**	**11,467**
Customer net additions	**(000s)**	**(000s)**	**(000s)**	**(000s)**	**(000s)**
Orange France	249	137	401	972	972
Contract	303	161	583	824	824
Prepay	(54)	(24)	(182)	148	148
Orange UK	113	(55)	59	673	673
Contract	49	6	109	383	383
Prepay	64	(61)	(50)	290	290
Rest of World	963	614	2,118	879	826
Contract	240	220	620	301	235
Prepay	723	394	1,498	578	591
Total	**1,325**	**696**	**2,578**	**2,524**	**2,471**

	As at 30 September		*As at 30 June*
	2003	2002[(1)(2)(a)]	2003
		(in thousands)	
Customer base	(unaudited)	(unaudited)	(unaudited)
Orange France	19,617	18,795	19,368
Orange UK	13,371	13,060	13,258
Rest of World	13,957	11,389	12,994
Total	**46,945**	**43,244**	**45,620**

Selected information for the nine months ended 30 September 2003 and 2002

Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a rolling 12-month basis.

	Quarter ended		*Nine months ended 30 September*	
	30 September 2003	***30 June 2003***	***2003***	**2002**[(1)(2)] pro forma
France				
Customers (in thousands) (period end)	19,617	19,368	19,617	18,795
Contract	11,266	10,963	11,266	10,269
Prepay	8,351	8,405	8,351	8,526
Recurring network revenues (€ in millions)	1,923	1,797	5,465	5,211
Equipment and other revenues (€ in millions)	209	145	473	405
Total revenues (€ in millions)	2,132	1,942	5,938	5,616
Annual average revenue per user (€)			377	380
Contract			549	566
Prepay			158	166
UK				
Customers (in thousands) (period end)	13,371	13,258	13,371	13,060
Contract	4,347	4,298	4,347	4,144
Prepay	9,024	8,960	9,024	8,916
Recurring network revenues (€ in millions)	1,335	1,295	3,925	3,598
Equipment and other revenues (€ in millions)	142	128	404	413
Total revenues (€ in millions)	1,477	1,423	4,329	4,011
Annual average revenue per user (£)			270	255
Contract			572	551
Prepay			127	124

Selected information for the nine months ended 30 September 2003 and 2002

Rest of World data	*Quarter ended* 30 September 2003	*Quarter ended* 30 June 2003	*Nine months ended 30 September* 2003	*Nine months ended 30 September* 2002[1][2] pro forma (other than ARPU)[12]
Belgium – Mobistar				
Customers (in thousands) (period end)	2,508	2,418	2,508	2,220
Total revenues (€ in millions)	302	282	849	740
Annual average revenue per user (€)			411	399
Denmark – Orange				
Customers (in thousands) (period end)[10]	585	546	585	574
Total revenues (€ in millions)	68	68	195	177
Annual average revenue per user (€)			376	281
Egypt – MobiNil (at 71.25%)				
Customers (in thousands) (period end)	1,984	1,826	1,984	1,519
Total revenues (€ in millions)	103	84	280	222
Annual average revenue per user (€)			208	291
The Netherlands – Orange				
Customers (in thousands) (period end)	1,144	1,057	1,144	1,027
Total revenues (€ in millions)	124	113	343	296
Annual average revenue per user (€)			397	313
Romania – Orange				
Customers (in thousands) (period end)	2,905	2,590	2,905	2,020
Total revenues (€ in millions)	130	109	336	241
Annual average revenue per user (€)			170	218
Slovakia – Orange				
Customers (in thousands) (period end)	1,979	1,852	1,979	1,615
Total revenues (€ in millions)	100	94	285	235
Annual average revenue per user (€)			197	202
Switzerland – Orange				
Customers (in thousands) (period end)[11]	1,055	1,003	1,055	1,040
Total revenues (€ in millions)	216	192	600	494
Annual average revenue per user (€)			717	628
Other Countries				
Customers (in thousands) (period end)	1,797	1,702	1,797	1,374
Total revenues (€ in millions)	109	99	307	236
Total Rest of World				
Customers (in thousands) (period end)	13,957	12,994	13,957	11,389
Total revenues (€ in millions)	1,152	1,041	3,195	2,641

Notes

(1) Basis of preparation: With effect from 1 July 2002, 71.25% of MobiNil's financial and operating data are proportionally consolidated into Rest of World and Orange Group.

(2) Pro forma information:

For illustrative purposes, in order to permit a more meaningful comparison against our performance in Q3 2003, pro forma Q3 2002 financial and operating data is presented;

(a) as if MobiNil had been part of Rest of World and Orange Group over the period 1 January 2002 to 30 September 2002; and

(b) after having restated Q3 2002 financial data using constant foreign exchange rates (i.e. using the same foreign exchange rates as in Q3 2003) in order to exclude the impact of fluctuations in foreign exchange rates on underlying performance.

(3) Orange France includes mainland France, Orange Caraïbe and Orange Réunion.

(4) Rest of World total revenues in Q3 2003 include €26 million in respect of Shared Group Functions (Q3 2002 reported €25 million, Q3 2002 pro forma €24 million).

(5) Prior to 1 October 2002, incoming call revenues arising from customers who have left Orange UK and transferred to one of the other UK networks, but who have kept their Orange numbers (Mobile Number Portability or "MNP"), were included in the calculation of Orange UK's overall and contract ARPUs. With effect from 1 October 2002, these revenues have been excluded from the calculation of Orange UK's recurring network revenues, and hence also from the overall and contract ARPUs.

(6) Non-voice revenues are not directly derived from the financial statements of Orange France. They are measured by multiplying: - the number of minutes, bytes or SMS for non-voice services delivered through the network of Orange France (such quantitative information is available for each category of non-voice services rendered by Orange); by the estimated average selling price per minute, per byte or per SMS determined by Orange France for each category of non-voice service

(7) Annual average revenue per user ("ARPU") is calculated by dividing network revenues for the previous 12 months by the weighted average number of our customers during the same period. Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France's mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(8) Includes all of the customers of our controlled wirefree operations outside France and the United Kingdom. Customers of companies in which we have a minority interest, such as TA Orange, and customers from our service provider subsidiaries, are not included.

(9) Orange reports customers on an active basis other than in France and Romania, which are on a registered basis.

(10) Denmark's customer base was reported on an active basis for the first time at the end of 2002. On an active basis; Denmark's Q3 2002 customer base is estimated to have been 509k customers and year on year growth on a like for like basis is estimated at 15.1%.

(11) Switzerland's customer base was reported on an active basis for the first time at the end of 2002. On an active basis; Switzerland's Q3 2002 customer base is estimated to have been 930k customers and year on year growth on a like for like basis is estimated at 13.5%.

(12) Pro forma data for Rest of World other than ARPU, which are shown at reported exchange rates and hence include the impact of fluctuations in foreign exchange rates.

This press release contains "forward-looking statements" about Orange. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs, technology and market conditions. Although Orange believes its expectations are based on

reasonable assumptions, these forward looking statements are subject to numerous risks and uncertainties. These statements may not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in these forward looking statements include, among other things, the success of the announcement of its strategic review programme (TOP), Orange's other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, wirefree telecommunications usage levels, the effect and outcome of UMTS licensing, roll-out and performance, exchange rate fluctuation and market regulatory factors. The forward-looking statements in this press release are only valid until the date of this document and Orange does not undertake to update any forward looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

NEW PHASE OF THE ORANGE EXPERIENCE TO ANSWER INDIVIDUAL CUSTOMER NEEDS AND DELIVER CONTINUED BUSINESS GROWTH

a personal, simple, compelling experience for Orange customers worldwide

- New and relevant personalised services – Orange World™
- New easy-to-understand tariffs – Orange World™ Bundles
- Simple access to services – Orange Signature phones
- Orange phone trainers to be deployed across Europe
- Global advertising campaign goes live next week

London, Paris, Zurich. Wednesday 29 October 2003. Orange today unveiled the next stage of the global strategy which started in March and was articulated by CEO Sol Trujillo in June this year, giving customers a personal, simple and compelling Orange Experience across Europe.

Sol Trujillo said: "Earlier today we announced very impressive revenue and customer numbers for Q3. These have been achieved through our differentiated strategy, which truly focuses on the individual customer. But it doesn't stop there, and today we are also announcing this next phase of the Orange Experience, which will continue to drive our growth into 2004 and beyond. By making it simple, compelling and above all personal, both our customers and our business will continue to thrive."

Orange is launching a series of initiatives in the UK, France and Switzerland next week and across other Orange countries in Q1 2004, intended to make it easy to access compelling Orange services, increase adoption and continue to drive the impressive revenue growth Orange announced earlier today. The initiatives include a new portal known as Orange World™; new simple tariffs – Orange World™ Bundles; continued development of the Signature phone series; and rollout of Orange Phone Trainers beyond the UK; all communicated to customers through a new global advertising campaign.

Personalisation – Orange World™

Everyone is different. To ensure a truly relevant experience for its customers, Orange has created the Orange World™ portal, allowing customers to personalise their phone. Also within Orange World™ are a series of services, making it easy to personalise and share content. *"Add this to your page"* makes personalisation easy; *"Send to a Friend"* enables customers to share their favourite content with friends; and *"Get a Map"* allows customers to find out exactly where they need to go, using the Orange intelligent network. All of these services appear below the relevant content and are accessible with just one click. The content and services are all available through the Orange World icon which, from next week will be accessible on all WAP and GPRS handsets – not just new phones – in the UK and France, with Switzerland and other Group countries intending to launch in Q1 next year. This personalisation initiative is being rolled out across the Group following the success of Orange UK's Your Page which, in just six months, has seen over half-a-million customers personalise their content on their Orange phone.

New easy to understand tariffs – Orange World™ Bundles

Orange is introducing a set of easy-to-understand promotional tariffs offering access to a broad range of services. The tariffs are designed to give customers the opportunity to try new services that they may not have previously accessed and subsequently drive service adoption. The new tariffs will initially be launched in the UK (Orange World™ Access), France (Forfait Orange World™) and Switzerland (Orange World™ Option) before being rolled out across other Orange countries next year (see appendix for more information).

Simplicity – Orange Signature phones

Working with hardware and software manufacturers, Orange has developed a range of Signature phones, offering customers unrivalled choice, simplicity and personalisation and designed to give customers the best possible Orange World™ experience on their phone. Orange Signature phones are targeted at specific customer segments, and offer a range of functionality, operating systems, manufacturers and price-points, but all promise a consistent experience of one-touch access to key services and exclusive Orange services. Orange Signature phones have proved to be the most successful in driving use of non-voice services (see appendix for more information). Orange believes that this is due to the successful marriage of compelling services with easy, one-touch access to those services.

Orange Phone Trainers programme

The Orange Phone Trainers programme is focused on driving both new and existing customers in-store to ensure they get the most out of their phone and build a deeper relationship with Orange. In the UK, the programme turned a 5% year-on-year decline of footfall in Orange Shops into a 20% year-on-year increase. Following this success, Orange Phone Trainers are now being rolled out across other Orange territories. France will introduce mobile coaches as of next week with Switzerland and other Orange countries intending to launch similar programmes early in 2004.

Global advertising campaign

Orange's first global broadcast and print advertising campaign is being launched across the UK and France next week. Orange companies in Switzerland, Denmark, Slovakia, Romania, Belgium, The Netherlands and Thailand will also be launching the campaign in 2004. The campaign was developed following focused customer research and highlights Orange solutions to the various needs our customers have. It supports the company approach of building a personal relationship with customers and answering their individual needs.

Richard Brennan, Executive Vice-President of Global Brand Marketing and Products for the Orange Group, added: "We have listened to our customers and this campaign and the key pillars of making it personal, simple and compelling, address the issues they have told us are important to them.

"We don't believe in pushing products at our customers – that just adds confusion. We are differentiating ourselves through our deeper understanding of customers' needs and providing them with the services and solutions to meet those needs. We are not offering a one-size fits all solution for customers who buy a new phone. We are offering a truly relevant and personalised Orange Experience that treats each of our customers as individuals."

He added: "This is the next phase of a deeper customer-driven approach. It will evolve, but the foundations of the Orange Experience – our focus on personal, simple and compelling - will remain consistent."

The future's bright, the future's Orange.

ends

NOTES TO EDITORS

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at the end of October 2003, Orange was the largest mobile operator in both the UK with over 13 million active customers, and France with over 19 million registered customers. As at the end of October 2003, Orange controlled companies had 46.9 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.

APPENDIX

1. New easy to understand tariffs – Orange World™ Bundles

	UK	FRANCE	SWITZERLAND
	ORANGE WORLD™ ACCESS	FORFAIT ORANGE WORLD™	ORANGE WORLD™ OPTION
LEVEL ONE	Monthly cost: £4 • 10 text messages • 20 photo messages • browsing: 3MB / 4hours *(Out of bundle: £2 per MB)*	Monthly cost: €6 • 15 text messages or 5 photo messages • browsing: 5MB / 5hours *(Out of bundle: €0.05 10KB)*	Monthly cost: CHF 9.- • 20 photo messages • 20 text messages • Orange Express (use of Orange Mail and surfing on the Orange Portal for free) *(Out of bundle: CHF 0.10 for 10KB)*
LEVEL TWO	Monthly cost: £6 • 5 video messages • 10 text messages • 20 photo messages • 5MB browsing *(Out of bundle £2MB)*	Monthly cost: €10 • 30 text messages or 10 photo messages • 10MB / 10 hours *(Out of bundle: €0.15 10KB)*	n/a

2. Simplicity – Orange Signature phones

The SPV and SPV E100 phones have proved to be the most successful Orange phones in terms of non-voice revenue.

By 2005, Orange expects 25 per cent of revenues to come from non-voice services - about 10 euros per customer. The SPV already generates an average of 15 euros per customer from non-voice usage alone. Orange customers on average access the Internet five times a day from their SPV and over 80% of customers have synchronised the phone with their desktop computer. New research conducted by Edge Strategies in Europe* and Asia has shown that Windows Mobile -based Smartphone customers deliver an average revenue per users (ARPU) uplift of +25% (from €53 to €67[+]). The majority of this uplift is accounted for by an increase in non-voice usage driven through increased Internet browsing, wireless email and downloading applications. The study also found an increase in voice ARPU. Edge Strategies suggest that this could be related to incoming emails generating outgoing calls and that the seamless synchronisation of Outlook contacts helps users to have all their numbers accessible and easier to call.

Edge Strategies Inc. (a leading IT and Telecommunications focused consulting firm) surveyed 1020 Windows Mobile-based smartphone users in September 2003 in Europe and Asia. ARPU uplift is computed by comparing bills of current Windows Mobile-based smartphone users with their bills before using this device. [+]Exchange Rate used: 1 euro = $1.16

For more information, please call the Orange Group Media Centre on +44 7973 201 911 or +44 207 984 2000